Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 3, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on September 3 , 2003, entitled “Recommended Cash Offer for Project Telecom plc Level of Acceptances and Extension of Offer”.

Not for release, publication or distribution, in whole or in part, in or into Australia, Canada or Japan

3 September 2003

Recommended Cash Offer for Project Telecom plc

Level of Acceptances and Extension of Offer

1.             Level of acceptances

Vodafone Group Plc (“Vodafone”) announces that, as at 3.00 p.m. (London time) on 2 September 2003, being the first closing date of the recommended cash offer for Project Telecom plc (“Project Telecom”) as set out in the offer document dated 12 August 2003 (the “Offer Document”), valid acceptances of the Offer had been received in respect of 190,110,434 Project Telecom Shares representing approximately 85.7 per cent. of the existing issued share capital of Project Telecom.

Prior to the announcement of the Offer on 5 August 2003, Vodafone had received irrevocable undertakings from the Project Telecom Directors and certain other Project Telecom Shareholders to accept the Offer in respect of a total of 133,577,319 Project Telecom Shares, representing approximately 60.2 per cent of the existing issued share capital of Project Telecom.  Valid acceptances have been received in respect of all the Project Telecom Shares subject to the irrevocable undertakings and are included in the total number of valid acceptances referred to above.

Save as disclosed in this announcement or the Offer Document, prior to the commencement of the Offer Period on 11 July 2003, neither Vodafone, nor any persons acting or deemed to be acting in concert with Vodafone, held any Project Telecom Shares (or rights over any Project Telecom Shares) and neither Vodafone nor any persons acting or deemed to be acting in concert with Vodafone, have since acquired or agreed to acquire any Project Telecom Shares (or rights over any Project Telecom Shares).

2.             Regulatory clearances and extension of Offer

On 26 August 2003 the Office of Fair Trading (“OFT”) announced that it was extending the deadline for consideration of the Offer by a further period of 10 working days, as permitted under the Enterprise Act 2002.  The period for consideration of the Offer by the OFT is therefore extended to 18 September 2003.

The Offer has been extended and will remain open for acceptance by Project Telecom Shareholders until 18 September 2003.  Forms of Acceptance not yet returned should be completed and returned in accordance with the instructions set out in the Offer Document and in the Form of Acceptance so as to be received as soon as possible and, in any event, by not later than 3.00 p.m. (London time) on 18 September 2003.  Any further extensions of the Offer will be publicly announced by 8.00 a.m. (London time) on the business day following the day on which the Offer was otherwise due to expire.

Unless the context otherwise requires, defined terms used in this announcement shall have the meanings given to them in the Offer Document.

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

UBS Investment Bank

Warren Finegold

Andre Sokol

Tel:  +44 (0) 20 7567 8000

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7600 2288

This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities. The Offer is made solely by the Offer Document and the Form of Acceptance accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The Offer in the United States is made solely by Vodafone and neither UBS nor any of its affiliates is making the Offer in the United States.

The Offer is not being made, directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or any facility of a national, state or other securities exchange, of a Restricted Jurisdiction and the Offer cannot be accepted by any such use, means, instrumentality, facility or otherwise from within a Restricted Jurisdiction. Accordingly, copies of this announcement, the Offer Document, the Form of Acceptance and any accompanying documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in, into or from a Restricted Jurisdiction, use mails of a Restricted Jurisdiction or any such means, instrumentality or facility for any purpose, directly or indirectly in connection with the Offer. Doing so may render invalid any purported acceptance of the Offer.

The availability of the Offer to persons who are not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States should inform themselves about and observe any applicable requirements. Further details in relation to Overseas Shareholders are contained in the Offer Document.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act or under the securities laws of any state, territory, district or other jurisdiction of the United States; the relevant clearances have not been, nor will they be, obtained from the securities commission or any similar authority of any province or territory of Canada; no prospectus has been, nor will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the Loan Notes have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the Loan Notes are not being, and may not be, offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan or to, or for the account or benefit of, any US, Canadian, Australian or Japanese person or in or into any other jurisdiction, if to do so would constitute a violation of the relevant laws of, or require registration in, the relevant jurisdiction.  Vodafone has reserved the right to pay all the consideration in cash if Project Telecom Shareholders elect, in aggregate, for less than £5 million of Loan Notes.

In accordance with normal UK market practice, Vodafone or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Project Telecom Shares outside the United States, other than pursuant to the Offer, during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the United Kingdom and communicated in the United States by way of an announcement by or on behalf of Vodafone.

UBS is acting for Vodafone in connection with the Offer and no one else and will not be responsible to anyone other than Vodafone for providing the protections afforded to clients of UBS or for providing advice in relation to the Offer or in relation to the contents of this announcement or any transaction or arrangement referred to herein.

- ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 3, 2003	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary